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                            September 15, 2022

       Alan Baratz
       President & Chief Executive Officer
       D-Wave Quantum Inc.
       3033 Beta Avenue
       Burnaby, British Columbia V5G 4M9
       Canada

                                                        Re: D-Wave Quantum Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 29,
2022
                                                            File No. 333-267126

       Dear Dr. Baratz:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed August 29, 2022

       Cover Page

   1. Please disclose on your cover page the price (and formula for determining it) at which
                                                        Lincoln Park will
receive your shares pursuant to the Purchase Agreement and the term of the Purchase Agreement.
   2. We note you are registering the 381,540 Common Shares previously issued to Lincoln
                                                        Park as consideration
for its commitment to purchase your Common Shares under the
                                                        Purchase Agreement.
Disclose the price per share at which the shares were effectively issued to Lincoln Park
on August 5, 2022 and August 25, 2022, respectively.
 Alan Baratz
FirstName LastNameAlan   Baratz
D-Wave Quantum   Inc.
Comapany 15,
September  NameD-Wave
              2022      Quantum Inc.
September
Page 2    15, 2022 Page 2
FirstName LastName
3. You disclose on the cover page that you have filed a separate registration statement registering the issuance to and resale by certain third parties unrelated to Lincoln Park.
         Quantify and disclose the percentage of your public float that will become available for resale in the market pursuant to your registration statements in the aggregate.
4. Please revise the cover page to disclose that you have a majority shareholder and will be a
         "controlled company" under the NYSE listing rules upon the date you file your first annual report on Form 10-K pursuant to your side letter agreement with the Public Sector
         Pension Investment Board ("PSP") at which time PSP is no longer restricted from exercising its voting rights attached to your shares (unless the agreement is terminated and you become a "controlled company" at an earlier date or PSP otherwise disposes of its controlling interest in your shares after any applicable lock-up period). Please ensure this disclosure identifies your controlling shareholder, discloses the controlling shareholder's total voting power and cross-references a longer discussion of the effects of your status as a "controlled company."
Prospectus Summary, page 11

5. Please revise your prospectus summary to discuss the material terms of the Purchase
         Agreement with Lincoln Park under a separate heading. Disclose the floor price and the maximum number of shares that may be issued to Lincoln Park pursuant to the Purchase
         Agreement.
Risk Factors
Risks Related to the Offering, page 17

6. Disclose whether there is a risk that investors can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect your share price.
The sale or issuance of Common Shares to Lincoln Park may cause dilution. . ., page 17

7. We note your disclosure of the Common Shares being registered for resale by certain third parties unrelated to Lincoln Park pursuant to a separate registration statement, which represents a substantial majority of your Common Shares outstanding as of August 5,
         2022. Revise to clarify the percentage of shares you are concurrently seeking to register for resale in the aggregate.
The terms of the Purchase Agreement limit the amount of Common Shares we may issue to
Lincoln Park, which may limit. . ., page 18

8. Advise whether there is a risk that the potential depressive effect on your share trading price due to the substantial number of shares you are registering for resale may also limit your ability to utilize the Purchase Agreement to enhance your cash resources. For example, advise whether a decline in the trading price of your Common Shares may affect the ability or rate at which Lincoln Park sells its shares of your Common
 Alan Baratz
FirstName LastNameAlan   Baratz
D-Wave Quantum   Inc.
Comapany 15,
September  NameD-Wave
              2022      Quantum Inc.
September
Page 3    15, 2022 Page 3
FirstName LastName
         Shares and, as a result, may restrict the amount or timing of additional financing you are able to obtain pursuant to the Purchase Agreement in light of the Beneficial Ownership
         Limitation.
Dilution, page 56

9. You disclose that the lower the price of your Common Shares is at the time you exercise your right to sell Common Shares to Lincoln Park, the more Common Shares you will issue to Lincoln Park pursuant to the Purchase Agreement, causing your existing shareholders to experience greater dilution. Disclose the maximum number of shares that can be issued pursuant to the Purchase Agreement to show the full extent of dilution your existing shareholders may experience. Revise your risk factors to better illustrate this dilutive effect on your share price as a result of the pricing formula through which you will issue shares to Lincoln Park and the full extent of the dilution your shareholders may experience.
D-Wave Systems Inc.'s Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 89

10. We note that the projected revenues for 2022 were $11 million, as set forth in the unaudited prospective financial information management prepared and provided to the
         DPCM Board and DPCM   s financial advisors in connection with the
evaluation of the
         Business Combination. We also note that your actual revenues for the Six Months Ended
         June 30, 2022 were approximately $3.083 million. It appears that you will miss your 2022 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and
         elsewhere, to provide updated information about the company   s
financial position and
         further risks to the business operations and liquidity in light of these circumstances.
11. Please revise your discussion about how your registration statements may impact the
         market price of the company   s Common Stock to highlight the fact
that Public Sector
         Pension Investment Board, a beneficial owner of over 50% of your outstanding shares, will be able to sell all of its shares for so long as the separate registration statement registering the issuance to and resale by certain third parties unrelated to Lincoln Park is available for use.
Liquidity and Capital Resources, page 98

12. In light of the significant number of DPCM public stockholders who exercised their redemption rights prior to the business combination closing and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your
         Common Stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
 Alan Baratz
D-Wave Quantum Inc.
September 15, 2022
Page 4
Lincoln Park Transaction, page 160

13. Specify the "time period" referred to in the definition of an Accelerated Purchase Date.
14. Revise to disclose that the Purchase Agreement prohibits the company from directing
      Lincoln Park to purchase any Common Shares if the closing price of your shares is less than the floor price of $1.00.
Effect of Performance of the Purchase Agreement on Our Stockholders, page 162

15. We note that your tabular disclosure showing the gross proceeds you would receive from the sale of your shares to Lincoln Park begins with the assumed price per share of $8.53, the closing sale price of your shares on August 25, 2022. However, your common stock has recently traded below this price and the Purchase Agreement allows for issuances to
      Lincoln Park at prices below $8.53. Revise to include a complete range of possible purchase prices, including the number of shares that would be issued at the floor price of
      $1.00.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameAlan Baratz
                                                           Division of
Corporation Finance
Comapany NameD-Wave Quantum Inc.
                                                           Office of Technology
September 15, 2022 Page 4
cc:       Adam M. Givertz
FirstName LastName